UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9083

REPORT PERIOD
July 1, 1999 to September 30, 1999

In the Matter of

CENTRAL AND SOUTH WEST CORPORATION, ET AL

      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. ("Energy") and EnerShop, Inc. ("EnerShop"), that during the period from July 1, 1999 through September 30, 1999 (the "Reporting Period"):

Guarantees:

             Obilgor                  Amount             On behalf of

               CSW                  $  226,800             EnerShop
               CSW                   2,283,552             EnerShop
               CSW                   1,992,820             EnerShop
             Energy                  7,737,520     Aarlborg Industries, Inc.
             Energy                  2,000,000       Eastman Chemical Co.
             Energy                  2,730,992      Westdeutsche Landesbank
                                  --------------
        Total Guarantees          $ 16,971,684
                                  ==============


Letters of Credit

             Obilgor                  Amount             On behalf of

          CSW/Enershop            $  4,400,000        State of Louisiana
             CSW/ESI                   500,000        3 Security Deposits
                                  --------------
     Total Letters of Credit       $ 4,900,000
                                  ==============


Authorization in Order 70-9083    $250,000,000
Total Guarantees and Letters of
Credit                             (21,871,684)
                                  --------------
Unused Authorization              $228,128,316
                                  ==============


      Amounts shown are aggregate outstanding amounts as of September 30, 1999.


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      Said  transactions  have been carried out in accordance with the terms and
conditions   of,   and  for  the   purpose   represented   in,   the   Form  U-1
Application-Declaration of CSW, et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.


      Dated:            November 30, 1999


                              CENTRAL AND SOUTH WEST CORPORATION
                              CSW ENERGY, INC.
                              ENERSHOP, INC.

                              BY:  CENTRAL AND SOUTH WEST CORPORATION


                           BY: /s/ Lawrence B. Connors
                                   Lawrence B. Connors
                                   Controller